Filed pursuant to Rule 497(a)
File No. 333-259996
Rule 482ad

FUNDRISE

13.50% Fixed Return in Mont Belvieu, TX



We are pleased to announce the latest addition to the Fundrise portfolio—a preferred equity investment located in the Houston metropolitan area. Offering a 13.50%[1] gross return, Mont Belvieu reflects our continued focus on high-quality assets with strong market fundamentals. It reinforces our strategy of delivering compelling returns, even as the Federal Reserve lowers interest rates, highlighting the Income Fund as a standout opportunity in today's market.

Investment overview: Mont Belvieu will be located within a 146-acre mixed-use master community anchored by a grocery store with nearby medical offices, senior housing, retail, and other commercial amenities. The community will feature a resort-style pool, fitness center, clubhouse, and premium finishes like stainless steel appliances, wood-style flooring, and smart locks. Structured as preferred equity, this investment ensures priority distributions and robust risk protection.

Key Investment Strengths

1. **13.50%[1] high yield potential:** The projected annual gross return offers a compelling risk-adjusted profile.
2. **Prime location:** Positioned within the Houston MSA, this development benefits from strong local demand for rental housing.
3. **Experienced sponsor:** Developed over 50 apartment communities valued at approximately $1.8 billion.

Market snapshot: Located in the Houston MSA, Mont Belvieu benefits from strong rental demand, limited competition with only two multifamily properties in the area, and proximity to top-rated schools. Rent growth is projected to remain steady through 2029.

Why now: The current economic environment offers a rare opportunity for attractive, risk-adjusted returns in the credit and lending markets. As rates decline, fixed-return investments like this are expected to outperform lower-yield fixed-income options.

Portfolio impact: This investment reflects Fundrise's commitment to sourcing opportunities in high-growth markets like Houston, capitalizing on the demand for rental housing. It reinforces the Income Fund's objective of delivering strong returns across market cycles.

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Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Fed cuts rates—now it's your move

With interest rates dropping, real estate prices are poised to rise. By investing now, you can lock in today's lower prices and maximize your returns *before* values likely recover.

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[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of their investment agreements and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.